Exhibit 1

                                  RELEVANT FACT

                      PAYMENT OF INTEREST ON CAPITAL STOCK

We hereby inform our Shareholders that the Boards of the companies listed below, in meetings to be held on March 30, 2004, will deliberate about the proposals presented by management on March 18, 2004 regarding the payment of dividends of the first quarter of the current fiscal year and calculated and paid based on the position held by shareholders on March 30, 2004. These dividends will be paid as interest on capital stock on May 18, 2004, and constitute an anticipation of the annual minimum dividend as stated in the by-laws, as follows:

                                              AMOUNT PER SHARE
                                        COMMON AND PREFERRED SHARES

        METALURGICA GERDAU S.A.                    R$ 1.10

        GERDAU S.A.                                R$ 0.64

Please note that the above mentioned amounts will have deducted 15% (fifteen percent) for Income Tax as per Paragraph 2, article 9 of the Brazilian Corporate Law # 9249/95.

Shareholders exempt of Income Tax Withholding must confirm this status by mailing the corresponding documents to the address below no later than March 30, 2004:

                GERDAU - Setor de Acionistas (Shareholders Dept.)
                               Av. Farrapos, 1811.
                          Porto Alegre RS CEP 90220-005
                                     BRASIL
                            Phone: +55 (51) 3323-2211

The Company will consider that the shareholder is not tax-exempt if the above mentioned documents are not received by the aforementioned date.

Please note that shares acquired on March 31, 2004, inclusive, in the Stock Market will be Ex-Dividend.


                          Porto Alegre, March 30, 2004

                             OSVALDO BURGOS SCHIRMER
                            Executive Vice-President
                           Investor Relations Director